Exhibit (a)(5)(vii)

Contact Us

If you have any questions about Thornburg Mortgage’s Exchange Offer and Consent Solicitation regarding our four series of outstanding preferred stock, please feel free to contact us.

Thornburg Mortgage representatives can be reached by phone, Monday through Friday, from 8:00 a.m. MDT to 5:00 p.m. MDT, by calling (888) 310-7466. If you need to call after these hours, please feel free to leave a message and we will be happy to return your call as soon as we can.

If you would like a Thornburg Mortgage representative to call you please click here.

Any requests for assistance with or additional copies of the Offering Circular should be directed to Thornburg Mortgage’s information agent at:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

1-866-399-8748